

January 20, 2025

Manuel Litchman, M.D.
President and Chief Executive Officer
Mustang Bio, Inc.
377 Plantation Street
Worcester, Massachusetts 01605

Re: Mustang Bio, Inc.
Registration Statement on Form S-1
Filed January 15, 2025
File No. 333-284299

Dear Manuel Litchman M.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rakesh Gopalan, Esq.